Elephant Talk Communications Corp.

c/o Ellenoff Grossman & Schole LLP

150 East 42nd Street, 11th Floor

New York NY 10017

VIA EDGAR TRANSMISSION

October 2, 2012

Ms. Inessa Kessman,

Senior Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Elephant Talk Communications Corp. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 30, 2012
Form 10-Q for Fiscal Quarter Ended June 30, 2012
Filed August 2, 2012
File No. 001-35360

Dear Ms. Allen:

The Company acknowledges receipt of the comment letter dated September 19, 2012 regarding the above referenced filing from the staff of the Securities and Exchange Commission (the “Staff”).

With the consent of the Staff, the Company hereby requests the opportunity to submit a response to the Staff’s comment letter no later than October 15, 2012. Based on discussions between the Staff and the Company’s legal counsel, it is the Company’s understanding that the Staff has agreed to this request.

Please contact our legal counsel, Sarah William, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300 should there be any questions or comments regarding the foregoing.

Thank you.

Sincerely,

/s/ Mr. Mark Nije
Chief Financial Officer
Elephant Talk Communications Corp.